SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               -------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                    1 Laser Street, Ottawa, Ontario K2E 7V1
                    ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X      Form 40-F
                                     ------              -----



          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes           No   X
                                       -----        -----

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                            -------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated February 4, 2004, announcing that the registration statement on Form F-3 (File No. 333-111512) filed by the Company on January 22, 2004 was declared effective by the U.S. Securities and Exchange Commission on February 4, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

                  WORLD HEART ANNOUNCES REGISTRATION STATEMENT
                        FILED WITH SEC DECLARED EFFECTIVE

OTTAWA, Ontario - February 4, 2004 (OTCBB: WHTOF, TSX: WHT) -World Heart Corporation (WorldHeart or the Company) announced that the registration statement on Form F-3 (File No. 333-111512) filed by the Company on January 22, 2004 was declared effective by the U.S. Securities and Exchange Commission today. The registration statement relates to the possible resale, from time to time, by the security holders identified in the prospectus contained in the registration statement of up to 7,760,665 post-consolidated Common Shares of WorldHeart of which (i) 3,762,127 post-consolidated Common Shares are currently outstanding and (ii) 3,998,538 post-consolidated Common Shares are issuable upon the exercise of warrants.

The Common Shares and the warrants covered by the registration statement were originally issued to the security holders (i) as part of the $63.5 million (US$46.3 million) private placement transaction in Canada and the United States completed on September 23, 2003 (the "Private Placement"), (ii) warrants issued to the agent in Canada pursuant to the Private Placement, (iii) pursuant to the conversion by Edwards Lifesciences LLC ("Edwards") of 4,981,128 Series A cumulative participating preferred shares of World Heart Inc., a subsidiary of WorldHeart, into 711,589 post-consolidated Common Shares of WorldHeart on September 22, 2003, and (iv) pursuant to the conversion by Edwards Lifesciences (U.S.) Inc. of 1,374,570 Series A cumulative redeemable convertible preferred shares of WorldHeart into 500,000 post-consolidated Common Shares and warrants to acquire 1,000,000 post-consolidated Common Shares.

About Novacor LVAS
------------------
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
-----------------------------
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
Mark Goudie
VP Finance & CFO
World Heart Corporation
(613) 226-4278
communications@worldheart.com
-----------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  February 5, 2004            By:        /s/ Mark Goudie
                                           ------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer